SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 6)


                       BIGGEST LITTLE INVESTMENTS, L.P.
                          (Name of Subject Company)


                       Biggest Little Investments, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                        (Title of Class of Securities)


                                Not Applicable
                     (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



Item 1. Subject Company Information.

     The name of the subject company is Biggest Little Investments, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1175 W. Moana Lane, Reno, Nevada 89509 and the telephone number of such offices is (775) 825-3355. The general partner of the Partnership is Maxum LLC, a Nevada limited liability company (the "General Partner"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 180,937.

Item 2. Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by Ben Farahi (the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO, dated June 6, 2006, as amended by Amendment No. 1 to Schedule TO dated July 5, 2006, Amendment No. 2 to Schedule TO dated July 25, 2006, Amendment No. 3 to Schedule TO dated July 28, 2006, Amendment No. 4 to Schedule TO dated August 4, 2006, Amendment No. 5 to Schedule TO dated August 14, 2006 and Amendment No. 6 to Schedule TO dated August 16, 2006 (together, the "Schedule TO"), to purchase up to 65,000 Units at a purchase price equal to $140 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2006, as amended by the Extension of Offer to Purchase dated July 5, 2006, the Extension of Offer to Purchase dated July 24, 2006, the Extension of Offer to Purchase dated July 28, 2006, the Extension of Offer to Purchase dated August 4, 2006, the Extension of Offer to Purchase dated August 14, 2006 and the related Letter of Transmittal (collectively, the "Offer to Purchase" or the "Offer"). The Bidder and the General Partner are affiliated as the Bidder is the sole manager of the General Partner.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Ben Farahi, Manager, Maxum LLC, 1175 W. Moana Lane, Reno, Nevada 89509.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Under the Partnership's Second Amended and Restated Agreement of Limited Partnership, the General Partner of the Partnership is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. For the year ended December 31, 2005 and six months ended June 30, 2006, the General Partner of the Partnership was allocated an aggregate of $39,058 and $7,478, respectively, of taxable income. On April 14, 2006, a distribution of $2.50 per Unit was paid to limited partners of record as of the close of business on March 31, 2006, and the General Partner was allocated 2.5% of this distribution, or $11,599.

     The General Partner is also entitled to fees for managing the property owned by the Partnership. For the year ended December 31, 2005 and the six months ended June 30, 2006, the General Partner of the Partnership received $177,390 and $51,160, respectively, in management fees.

     Also during the second quarter of 2006, the Partnership paid the General Partner $50,000 in consulting fees for work related to a zoning change application applicable to the Partnership's sole property, that was approved by the City of Reno in January 2006.



     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

     The Bidder also owns approximately 10.5% of the outstanding shares of common stock of Monarch Casino & Resort, Inc. ("Monarch") and, as such, is deemed to be an affiliate of Monarch. Further, the Bidder served as an officer and director of Monarch from its inception until the Bidder's resignation from such positions on May 23, 2006. The Bidder's brothers, John and Bob Farahi, have been officers and directors of Monarch since its inception and remain in such positions. The Partnership has received a non-binding letter of intent from counsel to Monarch proposing to purchase the Sierra Marketplace Shopping Center, the Partnership's sole property, at a cash price of $27 million, subject to certain conditions. In the event that the Partnership was to accept the offer and distribute the proceeds therefrom, the limited partners would be entitled to an amount equal to approximately $175 per unit after the costs and expenses related to such a transaction currently projected to approximate $800,000. A conflict of interest exists for the Bidder between his stock ownership of Monarch and his position as the sole member of the Partnership's General Partner.

     Moreover, as described in Item 6 below, control of the actions of Western Real Estate Investments, LLC ("Western"), an entity of which each of the Bidder and his brothers, John and Bob Farahi, are one-third members and that owns approximately 50.8% of the Partnership's outstanding Units, is currently subject to dispute between the Bidder, on the one hand, and John and Bob Farahi, on the other hand. In the event that it is eventually determined under Nevada law that the Bidder's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a majority interest in the Partnership. As majority owners of the Partnership, the Bidder's brothers could remove and replace the General Partner of which the Bidder is the sole member and manager, and control whether, and on what terms, the Sierra Marketplace is sold or cause the Partnership to take actions such as making additional investments in mortgage loans or real estate, mortgaging the Sierra Marketplace and otherwise conducting the Partnership's business.

     In an effort to allow the Partnership to fairly analyze Monarch's purchase offer, the General Partner entered into a letter agreement on August 4, 2006 (the "Engagement Agreement") with Marshall & Stevens Incorporated, an independent national financial advisory and valuation firm ("Marshall & Stevens"), to assist the Partnership in analyzing the offer and the Partnership's strategic alternatives compared to the offer. The Engagement Agreement states that Marshall & Stevens will provide the Partnership with financial advisory services for a fee of $20,000, and an objective, supportable fairness opinion from a financial point of view for a fee of $50,000, to the partners of the Partnership as to Monarch's purchase offer. The Engagement Agreement requires payment of a $20,000 retainer and, if the opinion is not delivered, the Partnership will be required to pay Marshall & Stevens on an hourly basis for its time spent on the engagement. The Partnership may terminate the engagement at any time. The Engagement Agreement also provides for the Partnership to indemnify Marshall& Stevens against claims involving its services furnished to the Partnership and includes a mandatory arbitration provision.

     The Partnership is currently negotiating the terms and scope of a confidentiality agreement with Monarch. The Partnership has received a due diligence request list from Monarch, and is currently compiling due diligence
materials in response to this request.   There can be no assurances that this
transaction will be consummated or even if completed, that it will have been completed with terms similar to those initially offered by Monarch as described above.

Item 4. The Solicitation or Recommendation.

     In light of its receipt of the offer to purchase Sierra Marketplace as described in Item 3 above, the Partnership recommends that limited partners should not tender their units to the Bidder. While there can be no assurances that the sale transaction will be consummated or even if completed, that it will have been completed with terms similar to those initially offered by Monarch, the purchase price identified in the draft letter of intent is higher on a per unit basis than the price the Bidder is offering for Units.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to the Bidder.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

     None.

Item 6. Interest in Securities of the Subject Company.

     On June 22, 2006, the Bidder filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western, which beneficially owned 91,902 Units. The Articles of Dissolution were subsequently challenged by the Bidder's brothers, John Farahi and Bob Farahi. Each of the Bidder and his brothers owns a one-third interest in Western.
The Bidder has stated in his Schedule TO his belief that he owns one-third of Western's Units, constituting 30,634 Units, in addition to the 10,342 Units owned by the Bidder individually, or a total of 22.6% of the outstanding Units. The Bidder is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units. Consequently, the Bidder has disclaimed ownership of the 61,268 Units, constituting 33.9% of the outstanding Units, owned by his brothers through Western. In the event that it is eventually determined under Nevada law that the Bidder's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.8% majority interest in the Partnership's outstanding Units.

Item 7. Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     (a) (1) Letter to Limited Partners.



                                  SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2006


                     BIGGEST LITTLE INVESTMENTS, L.P.

                     By: Maxum LLC,
                         General Partner

                     By: /s/ Ben Farahi
                         --------------
                             Ben Farahi
                             Manager



                                                               Exhibit (a)(1)

                       BIGGEST LITTLE INVESTMENTS, L.P.
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355


                                August 16, 2006


Dear Limited Partner:

     Please be advised that on August 14, 2006, the general partner of your partnership received an amendment to the unsolicited tender offer received by the general partner on June 6, 2006, as amended on July 5, 2006, July 25, 2006, July 28, 2006 and August 4, 2006, extending the offer to purchase up to 65,000 of the outstanding limited partnership interests of the partnership for $140 per unit until 12:00 midnight, New York City time, on August 29, 2006. The offer is being made by Ben Farahi, the sole manager of your general partner who owns approximately 22.6% of the units.

     On July 26, 2006, the partnership received a non-binding letter of intent from counsel to Monarch Casino & Resort Inc., of which Ben Farahi's brothers, John and Bob Farahi, are officers and directors, proposing to purchase the Sierra Marketplace Shopping Center, the partnership's sole property, at a cash price of $27 million, subject to certain conditions. In the event that the partnership was to accept the offer and distribute the proceeds therefrom, the limited partners would be entitled to an amount equal to approximately $175 per unit after the costs and expenses related to such a transaction currently projected to approximate $800,000. Ben Farahi owns approximately 10.5% of the outstanding shares of common stock of Monarch Casino & Resort, and, as such, is deemed to be an affiliate of Monarch. Further, Ben Farahi served as an officer and director of Monarch Casino & Resort from its inception until Mr. Farahi's resignation from such positions on May 23, 2006. Accordingly, a conflict of interest exists for Ben Farahi between his stock ownership of Monarch Casino & Resort and his position as the sole member of the partnership's general partner.

     Moreover, control of the actions of Western Real Estate Investments, LLC, an entity of which each of Ben, John and Bob Farahi are one-third members and that owns approximately 50.8% of the partnership's outstanding units, is currently subject to a dispute between Ben Farahi, on the one hand, and his brothers, on the other. In the event that it is eventually determined under Nevada law that John and Bob Farahi control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a majority interest in the Partnership. As majority owners of the Partnership, John and Bob Farahi could remove and replace the general partner of the partnership of which Ben Farahi is the sole member and manager, and control whether, and on what terms, the Sierra Marketplace is sold or cause the partnership to take actions such as making additional investments in mortgage loans or real estate, mortgaging the Sierra Marketplace and otherwise conducting the partnership's business.

     In an effort to allow the partnership to fairly analyze Monarch's purchase offer, the partnership entered into a letter agreement on August 4, 2006 with Marshall & Stevens Incorporated, an independent national financial advisory and valuation firm, to assist the partnership in analyzing the offer and the partnership's strategic alternatives compared to the offer. The agreement states that Marshall & Stevens will provide the partnership with financial advisory services for a fee of $20,000, and an objective, supportable fairness opinion from a financial point of view for a fee of $50,000, to the partners of the partnership as to Monarch's purchase offer. The agreement requires payment of a $20,000 retainer and, if the opinion is not delivered, the partnership will be required to pay Marshall & Stevens on an hourly basis for its time spent on the engagement. The partnership may terminate the engagement at any time. The agreement also provides for the partnership to indemnify Marshall& Stevens against claims involving its services furnished to the partnership and includes a mandatory arbitration provision.

     The partnership is currently negotiating the terms and scope of a confidentiality agreement with Monarch Casino & Resort. The partnership has received a due diligence request list from Monarch, and is currently compiling due diligence materials in response to this request.

     In light of its receipt of the offer to purchase Sierra Marketplace, the partnership recommends that limited partners should not tender their units to Mr. Farahi. While there can be no assurances that the sale transaction will be consummated or even if completed, that it will have been completed with terms similar to those described above, the purchase price identified in the draft letter of intent is higher on a per unit basis than the price Mr. Farahi is offering for your units. By accepting Mr. Farahi's offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any additional amount to which you would be entitled if the sale of Sierra Marketplace is undertaken on the terms proposed by Monarch.
In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                                    Sincerely,


                                    BIGGEST LITTLE INVESTMENTS, L.P.




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